

December 17, 2010

Mr. Jiang Jiemin
Chief Executive Officer
PetroChina Company Limited
9 Dongzhimen North Street
Dongcheng District, Beijing, China 100007

> **Re:** **PetroChina Company Limited**
> **Form 20-F for Fiscal Year Ended December 31, 2009**
> **Response Letter Dated October 28, 2010**
> **File No. 1-15006**

Dear Mr. Jiemin:

We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2009

Exploring for, producing and transporting crude oil…., page 14

1. We note your response to prior comment two which specifies that you disclosed a major plant explosion that occurred on November 13, 2005 and a major gas blow-out accident on December 31, 2003 in the years in which these accidents occurred. Your response also indicates that you did not experience any such major accidents in 2009 and that you monitor operations for accidents to ensure disclosure at the time of occurrence. However, we note the following press accounts of accidents that appear to involve your company and not disclosed in your annual reports;

   - On January 20, 2006, two blasts occurred at the Fujia pump station;

   - On June 19, 2009, an accident in a LNG storage tank in Jiangsu Province occurred;

- On December 30, 2009, the rupturing of a segment of Lanzhou-Zhengzhou oil pipeline caused diesel oil to flow down the Wei River;

- On January 7, 2010 a naphtha oil-tank farm exploded at Lanzhou Petrochemical Company in Gansu Province; and

- In July 2010, two pipelines exploded at an oil storage depot near Dalian's Xingang Harbour in Liaoning province.

Please tell us how you determined that each of these accidents did not require disclosure. In doing so, please tell us and disclose the parties that are responsible for remediation of environmental damage caused by such accidents and specify how the injured parties seek compensation for their losses and whether the law allows for individuals to seek compensation from you for injuries or death.

Reserve Table, page 26

2.   We note your response to prior comment four whereby you quantified the amounts of PUD's converted to developed reserves in the current period. However, we note that your crude oil PUD's have increased by approximately 17% during the year ended December 31, 2009 after factoring in the conversion of PUD's to developed reserves. Please tell us and disclose the reasons why such PUD's increased approximately 17% during the current year. See Item 1203(b) f Regulation S-K.

Exploration and Production, page 65

3.   We note your response to prior comment eight which specifies that you do not import oil to satisfy any commitment to provide a fixed and determinable quantity of oil or gas in the near future under existing contracts or agreements. Please clarify if you are committed to provide a fixed and determinable quantity of oil or gas in the near future under existing contracts or agreements irrespective if such commitment is from imported oil, domestically produced or from any other source. Refer to Item 1207 of Regulation S-K.

Note 38 Segment Information, page F-44

4.   We note your response to prior comment 13. As previously requested, provide us with a copy of the report reviewed by your CODM for the quarter ended December 31, 2009 in connection with assessing performance and making resource allocation decisions (CODM reports). If you have made substantive changes to the CODM report compared to the quarter ending December 31, 2008, and those changes have impacted your segment reporting, provide copies of the old reports or otherwise explain, in reasonable detail, the changes and how they impact your segment reporting.

Supplementary Information on Oil and Gas Exploration and Production Activities, page F-49

Proved reserve estimate table, page F-50

Proved reserve estimate table, page F-50

5.   We note your response to prior comment 14 which indicates that you report reserves on a net basis and that volumes of oil and natural gas that relate to royalties, taxes, or similar items where third parties may have legal ownership are irrelevant and not reflected in the company's report. Given the qualitative and quantitative disclosures on page 55-56 of the Taxation, Fees and Royalties to which you are subject, please tell us:

- How you classify the expense and related payments associated with taxation, fees and royalties to third parties in your statements of operations and statements of cash flows;

- Whether the disclosed amounts of production and reserves in your table of changes in net quantities of proved developed and undeveloped reserves on page F-50 reflects volumes where third parties receive the economic benefits of such volumes; and

- How you concluded that the total amounts of interests held by third parties is insignificant and specify how you differentiated between volumes legally owned by third parties compared to volumes where third parties receive the economic ownership without legal title.

Exhibit 15.1 Degolyer and MacNaughton Report

6.   We note that the DeGolyer and MacNaughton report references that, "To the extent the above-enumerated rules, regulations, and statements require determinations of an accounting or legal nature, we are necessarily unable to express an opinion as to whether the above-described information is in accordance therewith or sufficient therefor." It appears from this statement that conclusions were reached without possessing the requisite information. In this regard, we note that the definition of "reserves" in Rule 4-10 (a)(26) of Regulation S-X indicates that "there must exist, or there must be a reasonable expectation that there will exist, the legal right to produce or revenue interest in the production." We also note that the definition of proved reserves is contained in Regulation S-X which is an accounting regulation. Therefore, we believe DeGolyer and MacNaughton should address this limiting language in one of the following ways, as deemed appropriate:

- Remove the sentence referenced above;

- Replace the referenced sentence with a new statement that is precisely tailored to the expertise of DeGolyer and MacNaughton and the circumstances under which the report was prepared.

Also, ensure that the report discloses the specific assumptions, data, methods and procedures used pursuant to Item 1202(a)(8)(iv) of Regulation S-K.

Closing Comments

You may contact John Cannarella at (202) 551-3337 or Mark C. Shannon, Branch Chief, at (202) 551-3299 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director